UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. ________)*

International Packaging and Logistics Group, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

46010T 107

(CUSIP Number)

Xiuhua Song

c/o International Packaging and Logistics Group, Inc.

17800 Castleton Str. Suite 386

City of Industry, CA 91748

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

July 1, 2016

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [   ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 46010T 107	13D	Page 2 of 4 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Xiuhua Song
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) PF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Chinese Citizen

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 4,320,000
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 4,320,000
	10.	SHARED DISPOSITIVE POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,320,000
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 66.06%
14.	TYPE OF REPORTING PERSON (see instructions) IN

CUSIP No. 46010T 107	13D	Page 3 of 4 Pages

Item 1.  Security and Issuer.

The name of the issuer is International Packaging and Logistics Group, Inc., a Nevada corporation (the “Issuer”). The Issuer’s principal offices are located at 17800 Castleton Str. Suite 386, City of Industry, CA 91748. The title of the class of equity securities to which this statement on Schedule 13D (this “Schedule 13D”) relates is the common stock of the Issuer, par value $0.001 per share (the “Common Stock”).

Item 2.  Identity and Background.

(a) Name of Person Filing: Xiuhua Song.

(b) Address: c/o International Packaging and Logistics Group, Inc. 17800 Castleton Str. Suite 386, City of Industry, CA 91748

(c) [Present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted]. Mrs. Song is the president, treasurer, and secretary of the Issuer and a member of the Issuer’s board of directors.

(d) During the last five years, Mrs. Song has not been convicted in a criminal proceeding.

(e) During the last five years, Mrs. Song was not a party to a civil proceeding or a judicial or administrative body of competent jurisdiction where, as a result, of such proceeding, there was or is a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws of finding any violation with respect to such laws.

(f) Mrs. Song is a Chinese citizen.

Item 3.  Source or Amount of Funds or Other Consideration.

On July 1, 2016, pursuant to a Stock Purchase Agreement Mrs. Song purchased 3,915,000 shares of the Company’s common stock for a purchase price of $225,000, which the Reporting Person paid for with personal funds. On August 31, 2016, Mrs. Song was allocated 405,000 shares of common stock as part of an exchange agreement with Yibaoccyb Ltd. which she controlled.

Item 4.  Purpose of Transaction.

The Reporting Person purchased the Shares as a result of the Agreement to gain control of the Issuer and become the Chief Executive Officer of same to carry out the business and operations of the Issuer. Pursuant to the terms of the Agreement, the Issuer's prior officers and directors resigned and the Reporting Person became the sole director and Chief Executive Officer of the Issuer.

Item 5.  Interest in Securities of the Issuer.

1. Common Stock owned by Xiuhua Song

(a) Amount Beneficially Owned: 4,320,000

Percent of Class: 66.06%

(b) Number of shares as to which such person has:

(i) Sole power to vote or direct the vote: 4,320,000

(ii) Shared power to vote or direct the vote: 0

(iii) Sole power to dispose or direct the disposition of: 4,320,000

(ii) Shared power to dispose or direct the disposition of: 0

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The Reporting Person has no contracts, arrangements, understandings or relationships (legal or otherwise) with other persons with respect to the Shares.

Item 7.  Material to Be Filed as Exhibits.

Stock Purchase Agreement between IPLO and Xiuhua Song dated May 15, 2016 (filed as Exhibit 10.1 to the Issuer's Current Report on Form 8-K filed July 1, 2016) (SEC File No. 000-21384), which is incorporated herein by reference.

Share Exchange Agreement among IPLO, Yibaoccyb and Xiuhua Song dated July 1, 2016 (filed as Exhibit 2.1 to the Issuer's Current Report on Form 8-K filed July 1, 2016) (SEC File No. 000-21384), which is incorporated herein by reference.

CUSIP No. 46010T 107	13D	Page 4 of 4 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

International Packaging and Logistics Group, Inc.
September 12, 2016
Dated
/s/ Xiuhua Song
Signature Xiuhua Song / President
Name/Title